UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

National Interstate Corporation

(Name of Subject Company)

T. Rowe Price Associates, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

David Oestreicher

Vice President

100 East Pratt Street

Baltimore, Maryland 21202

(410) 345-2628

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company is National Interstate Corporation, an Ohio corporation (the “Company”), the address of the principal executive office of the Company is 3250 Interstate Drive, Richfield, Ohio 44286-9000, and its telephone number at such address is (330) 659-8900.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, par value $0.01 per share of the Company (the “Shares”, each a “Share”, and the holders of such Shares, “Shareholders”). As of February 17, 2014, 19,729,303 Shares were issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address of Person Filing this Statement

This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the “Adviser”), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202 and its business telephone number being (410) 345-2000. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Adviser serves as investment adviser to various clients (“Advisory Clients”, each an “Advisory Client”) that own shares of the Company.

Tender Offer

This Statement relates to the tender offer by Great American Insurance Company, an Ohio corporation (the “Purchaser”), which is a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) to purchase all of the outstanding Shares that the Purchaser does not already own for $30.00 per share (the “Amended Offer Price”), net to the seller in cash, without interest, subject to applicable withholding taxes. The offer is disclosed in a combined Tender Offer Statement, Letter of Transmittal and Offer to Purchase (collectively, the “Transmittal Documents”) filed by the Purchaser under cover of Schedule TO with the United States Securities and Exchange Commission (the “SEC”) on February 5, 2014, as amended by Amendment No. 1, dated February 18, 2014, Amendment No. 2, dated February 21, 2014, and Amendment No. 3, dated February 24, 2014 (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”). The offer is subject to the conditions set forth in the Transmittal Documents. The Purchaser has stated that if it purchases Shares in the offer such that it will own at least 90% of the issued and outstanding Shares, the Purchaser or an affiliate of the Purchaser, intends to merge with the Company (the “merger”). As a result of the merger, each then issued and outstanding Share (other than Shares held by the Purchaser and held by Shareholders who validly perfect their dissenters’ rights under the Ohio Revised Code) will be cancelled and converted into and represent the right to receive the Amended Offer Price.

The Schedule TO states that the principal executive office of the Purchaser is located at 301 East Fourth Street, Cincinnati, Ohio 45202, and its telephone number at such address is (513) 579-2121.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Adviser sent a letter (the “Letter) to the non-independent members of the Company’s Board of Directors on February 24, 2014, outlining its concerns about both the process the Company’s Board of Directors undertook to evaluate the transaction as well as the consideration offered by the Purchaser. A copy of the Letter is included as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Adviser does not currently intend to tender any of the Shares it beneficially owns pursuant to the Tender Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(1)	1. Advisory Clients
2. February 5, 2014
3. 397,600 shares
4. 28.859 per share
5. Sales on NASDAQ

(2)	1. Advisory Clients
2. February 6, 2014
3. 4,600 shares
4. $29.000 per share
5. Sales on NASDAQ

(3)	1. Advisory Clients
2. February 11, 2014
3. 400 shares
4. $28.922 per share
5. Sales on NASDAQ

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.

Not applicable.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

1	Letter, dated February 24, 2014, from T. Rowe Price Associates, Inc. to the non-independent members of the Board of Directors of National Interstate Corporation.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

T. Rowe Price Associates, Inc.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Dated: February 25, 2014